02040993

FORM 11-K

1-0003

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN
Ap 2, Room 225, Appliance Park
Louisville, KY 40225

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan

By: ______________________________

Name: Earl F. Jones
Title: Committee Member

Date: June 26, 2002

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

345 Park Avenue
New York, NY 10154

Exhibit 23

Roper Employee Voluntary Stock Ownership Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 26, 2002, relating to the statement of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2001 and 2000 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2001 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.

KPMG LLP

June 26, 2002

KPMG

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

* Schedules required by Form 5500 that are not applicable have not been included.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of
the Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end year) – December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 26, 2002

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001	2000
Assets:			
Investments, at fair value (note 3):			
Cash and cash equivalents	$	655,909	1,385,903
Mutual funds		6,287,533	6,382,700
Common stock		131,227,291	162,670,298
Participant loans		4,740,714	4,814,207
Total investments		142,911,447	175,253,108
Receivables:			
Employer contributions		314,495	122,937
Participant contributions		331,038	131,388
Dividends and interest		944,688	760,605
Total receivables		1,590,221	1,014,930
Total assets		144,501,668	176,268,038
Liabilities:			
Dividend distribution payable		591,174	543,629
Net assets available for plan benefits	$	143,910,494	175,724,409

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions to net assets attributed to:	
Contributions:	
Employer	$ 3,806,909
Participants	3,496,076
Total contributions	7,302,985
Deductions from net assets attributed to:	
Investment (loss) income:	
Net depreciation in the fair value of investments (note 3)	(26,043,000)
Dividends	2,420,174
Interest	426,220
Total investment loss	(23,196,606)
Benefits paid to participants	(15,920,294)
Total deductions	(39,116,900)
Net decrease	(31,813,915)
Net assets available for plan benefits at:	
Beginning of year	175,724,409
End of year	$ 143,910,494

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of Plan

The Roper Employee Voluntary Stock Ownership Plan (the Plan) is a defined contribution plan sponsored by Roper Corporation (the Company), whose ultimate parent is the General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is available to all employees of the company who have worked for 60 consecutive days following their employment date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

Contributions

Employees may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pretax and/or after-tax basis. The Company matches employee contributions at a rate of 150% of the first 2% and 100% of the next 5% of such pretax contributions. Employer contributions are made on a biweekly basis.

The Internal Revenue Code sets maximum limits that participants can elect as pretax contributions. The limit was $10,500 per individual for 2001 and 2000.

The Board of Directors may elect each year, upon its discretion, to allocate a profit sharing contribution. The contribution is being allocated to participants based on years of service in order to determine the base amount. For 2001, the board has approved a discretionary contribution of $620,000 to be distributed among eligible participants.

Participants' Accounts

Each participant's account is credited with its share of the participants contributions, allocations of the Company's contribution, and a proportionate share of the Plan's earnings or losses. Each participant is entitled only to the benefits that can be provided from that participant's related account.

Vesting

Participants are immediately fully vested in their contributions as well as the employer's contributions to the Plan.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available.

GE Common Stock Fund – The GE Stock Fund is invested in shares of GE stock, with a small portion of the fund held in cash, or other short term investments to provide liquidity.

GE Fixed Income Fund – The GE Fixed Income Fund seeks maximum current income consistent with prudent investment management and preservation of capital through fixed income investments.

GE Strategic Investment Fund – The GE Strategic Investment Fund seeks maximum total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds and other debt instruments, and money market instruments.

GE U.S. Equity Fund – The GE U.S. Equity Fund seeks long-term growth of capital through investments primarily in equity securities of U.S. companies.

GE Money Market Fund – The GE Money Market Fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S.-dollar-denominated money market instruments.

GE Global Equity Fund – The GE Global Equity Fund seeks long-term growth of capital through investments principally in equity securities issued by companies located in both developed and developing countries throughout the world.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed four years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to nine years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plans investments are stated at fair value. All shares of registered investment companies (Mutual Funds) are valued at quoted market prices. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price of the GE's common stock on the last business day of the Plan year end.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS 133 effective January 1, 2001 and there was no material impact on the Plan's financial statements.

(3) Investments

The following presents investments that represent 5% or more of the plan's net assets:

	2001	2000
GE Common stock	$ 131,227,291	162,670,298

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which invests in a single security.

During 2001 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Common stock	$	(25,682,556)
Mutual funds		(360,444)
	$	(26,043,000)

(4) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup Company) which is party to a joint services agreement with GE Retirement Services, Inc. ("GERS"). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a short term investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(5) Income Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated January 7, 1997 which indicates that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan (and related trust) is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants would become fully vested in their account balances upon termination of the Plan.

Supplemental Schedule

ROPER EMPLOYEE VOLUNTARY STOCK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
* State Street Short-Term Investment Fund	Cash and cash equivalent		$	655,909
* General Electric Company	Common stock	3,274,134		131,227,291
* GE Money Market Fund	Mutual fund	2,796,881		2,796,881
* GE Fixed Income Fund	Mutual fund	108,123		1,315,860
* GE Global Equity Fund	Mutual fund	16,911		303,545
* GE Strategic Investment Fund	Mutual fund	38,619		866,618
* GE U.S. Equity Fund	Mutual fund	37,098		1,004,629
* Participant loans	1,147 loans to participants with interest rates of 5.75% to 10.50%			4,740,714
Total			$	142,911,447

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.